FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

  Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2006
Commission File Number 001-31880

Yamana Gold Inc. (Translation of registrant's name into English)
150 York Street Suite 1902 Toronto, Ontario M5H 3S5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	....[ ].....	Form 40-F	....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	....[ ]....	No	....[X]....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YAMANA GOLD INC.

Date: May 24, 2006	/s/ Charles Main
Name: Charles Main
Title: CFO

News Release	May 24, 2006

YAMANA HEDGES 90 MILLION POUNDS OF COPPER PRODUCTION

Toronto, Ontario, May 24, 2006 - Yamana Gold Inc. (“Yamana”) (TSX:YRI; AMEX:AUY; LSE (AIM):YAU) is pleased to announce that it has entered into a conventional hedging program relating to the forward sale of 90 million pounds of its 2008 Chapada copper production at an average price of $2.75 per pound. The Chapada copper-gold mine is scheduled for completion by late 2006 and the feasibility study for this Brazil-based mine suggests a two-year pay back at a copper price of $1.00 per pound. This hedging program greatly maximizes value and return for shareholders by accelerating that payback to about one year.

The additional benefits of this program include the following:

•
Includes long call options at an average strike price of approximately $3.25 per pound of copper which provides further upside on the hedged production in the event that copper prices exceed the call strike price

•	Unhedged 2008 copper production of approximately 90 million pounds continues to have full exposure to the copper price
•	Better positions the Company and Chapada as a significant gold producer as the copper is monetized into cash
•	Reduces projected cash costs in 2008 as compared to recent guidance estimates

“Yamana is an intermediate gold producer and we have consistently said that we would monetize copper, which is a secondary metal we will produce, and maximize value for our shareholders,” said Peter Marrone, President and Chief Executive Officer of Yamana. “This copper hedging program ensures revenue from copper produced at the Chapada mine that is more than 2.5 times higher than levels assumed in the feasibility study, and will result in a payback of approximately one year to our shareholders. Further, we will be ensuring a meaningfully lower cash cost per ounce of gold production. Forecast cash costs for our planned 800,000 ounces of gold production in 2008 are now at less than $35 per ounce of gold net of copper by-product credits. This is approximately $80 per ounce lower than our previous guidance estimates, and excludes the benefits of potentially higher copper prices on our unhedged production and on the hedged production above the call strike price. Additionally, as the copper is monetized Yamana is ensured increased cash flow availability for the development and acquisition of other gold projects.”

Chapada is now approximately 75% completed and on track to begin operations at the end of this year. Gold production from Chapada is expected to be approximately 1.3 million ounces of gold over its mine life with 700,000 ounces of gold of that total in the first five years and 365,000 ounces of gold in the first two years alone. Total copper production over the 19 year mine life at Chapada is expected to be two billion pounds of copper.

News Release	May 24, 2006

About Yamana
Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties, and land positions in Brazil and Central America. Yamana expects to produce gold at intermediate company production levels in 2006 in addition to significant copper production by 2007. Company management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

Cautionary GAAP Statements
The economic hedges do not meet the requirements for hedge accounting under current generally accepted accounting principles, however, Yamana has concluded that the above mentioned financial instruments provide an effective means to manage metal risk price and enable business planning with greater certainty. As accounting rules preclude Yamana from reflecting the economic substance of these transactions, market-to-market values on these financial instruments will be recognized period to period. As such, the recognition of unrealized gains and losses on the fair value of financial instruments will cause net earnings to fluctuate period to period.

Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of each of Yamana. Forward-looking statements include, but are not limited to, statements with respect to estimated production, synergies and financial impact of acquisitions and the development potential of Yamana’s properties; the future price of gold and copper; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and un known risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Yamana to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tones mined, crushed or milled;

News Release	May 24, 2006

variations in relative amounts of refractory, non-refractory and transition ores; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; the businesses of Yamana and acquisitions not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the anticipated benefits from the acquisitions or not realizing on such anticipated benefits within the expected time frame; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic valuations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management’s Discussion and Analysis and current Annual Information Form of Yamana filed with the securities regulatory authorities in Canada and available at www.sedar.com, and Yamana’s Form 40-F filed with the United States Securities and Exchange Commission. Although management of Yamana has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Yamana does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information please contact:

Yamana Gold Inc. Peter Marrone President and Chief Executive Officer +1 416 815 0220	Leslie Powers Director, Investor and Public Relations +1 416 815 0220